EXHIBIT 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED

MARCH 31, 2018

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the three months ended March 31, 2018 and 2017. This report is dated May 14, 2018 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017 and the Company’s Annual Information Form filed on SEDAR at www.sedar.com. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net. As the Company has no operating projects at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The interim condensed consolidated financial statements for the three months ended March 31, 2018 and the comparative period ended March 31, 2017 have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Company Overview

Seabridge Gold Inc. is a company engaged in the acquisition and exploration of gold properties located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price. The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company will either sell projects or participate in joint ventures towards production with major mining companies. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia and the Courageous Lake property located in the Northwest Territories. In 2016, the Company acquired 100% of the common shares of SnipGold Corp. (“SnipGold”) and its 100% owned Iskut Project and the adjacent claims within the KSP Project all in in British Columbia. In 2017, the Company purchased 100% of Snowstorm Exploration LLC and its Snowstorm Project in Nevada. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations

The Company incurred a $10.7 million net loss for the three months ended March 31, 2018 or $0.18 per share compared to a net loss of $1.8 million or $0.03 per share for the comparative period ended March 31, 2017.

Environmental rehabilitation costs and corporate and administrative expenses, including stock-based compensation were the most significant items contributing to losses in the current quarter ended March 31, 2018. Other income reported for flow-through shares offset some of these expenses in the current quarter. These and other items are discussed further below.

For the three months ended March 31, 2018, corporate and administrative expenses of $3.7 million were incurred and is comparable to $3.7 million reported in the comparative 2017 period. Cash compensation increased by 18% from $0.8 million in the first quarter of 2017 to $1.0 million in the current quarter reflecting bonus compensation, earned in the current quarter, by certain senior management personnel that was based on the attainment of previously defined corporate objectives. Corporate, non-project related staffing levels have remained consistent between the current period and comparative period. Cash compensation is not expected to vary significantly from current levels as no significant additions to staffing levels are currently anticipated. Stock-based compensation was comparable between the current and comparative quarters and are expected to remain comparable over the next few quarters.

The Company’s stock-based compensation expenses related to stock options and restricted share units are illustrated on the following tables:

Options granted	Number of options	Exercise price ($)	Grant date fair value ($000s)	Expensed prior to 2017 ($000s)	Expensed in 2017 ($000s)	Expensed in 2018 ($000s)	Remaining balance to be expensed ($000s)
December 21, 2015	365,000	11.13	1,959	1,756	203	-	-
March 24, 2016	100,000	13.52	684	493	165	26	-
August 11, 2016	50,000	17.14	438	114	235	36	53
December 19, 2016	890,833	10.45	6,159	149	5,356	118	536
December 14, 2017	605,000	13.14	4,084	-	210	1,106	2,768

				2,512	6,169	1,286	3,357

RSUs granted	Number of RSUs	Grant date fair value ($000s)	Cancelled prior to 2017 ($000s)	Expensed prior to 2017 ($000s)	Expensed in 2017 ($000s)	Expensed in 2018 ($000s)	Remaining balance to be expensed ($000s)
December 19, 2013	235,000	2,267	24	2,243	-	-	-
December 9, 2014	272,500	2,624	-	2,624	-	-	-
December 31, 2015	94,000	1,046	-	1,046	-	-	-
December 19, 2016	125,500	1,311	-	98	1,213	-	-
December 14, 2017	65,000	854	-	-	136	719	-

			24	6,011	1,349	719	-

Other corporate and administrative costs in the current quarter were marginally lower than the comparable period of 2017. Although the Company acquired Snowstorm Exploration LLC (discussed below) in 2017 it did not add significantly to the administrative burden. The Company does not anticipate significant increases in general and administrative costs for the remainder of 2018.

The Company recognized $0.8 million of other income in the first quarter of 2018 related to the flow-through share premium recorded on financings completed in April and December 2017 (discussed below). No other income was recognized for the comparative period of 2017.

In the first quarter of 2018, the Company charged $7.4 million of rehabilitation costs to the statement of operations and comprehensive loss related to the filing of a Johnny Mountain Mine reclamation report in British Columbia. The report estimates the full closure at approximately $9.1 million with costs expected to be incurred over five years. Significant costs include estimates of the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs. There were no comparable costs recorded in the comparative period of 2017.

In 2017 the Company disposed of its leasehold interest in the Castle Black Rock Project and received 1,500,000 common shares of Columbus Gold Corp., with a fair value of $1.4 million, as payment. All historical costs related to Castle Black Rock had been previously recovered in prior years and there was no carrying value recorded for the project at the time of receipt of the payment. The fair value of the common shares received was recorded as a gain on the disposition of mineral interests on the statement of operations and comprehensive loss in 2017. The Company did not dispose of any mineral interests in the first quarter of 2018.

The Company holds equity investments in common shares of several mining companies that were received as consideration for optioned mineral properties, and other short-term investments, including one gold exchange traded receipt. The Company also holds one investment in an associate that is accounted for on the equity basis. In the first quarter of 2018, the company recognized $40,000 of losses in the associate. In the comparable quarter of 2017, in addition to the $31,000 of losses in the associate, the Company also recognized a gain on the disposition of one investment of $0.7 million.

In the first quarter of 2018, the Company recognized income tax expense of $0.3 million (2017 - $0.2 million) reflecting the decrease in deferred tax liabilities arising from exploration expenditures, which are capitalized for accounting purposes but are renounced for tax purposes. The renounced expenditures relate to the flow-through share issuance in April and December of 2017. The tax expense is partially offset by the tax recovery resulting from the loss in the current period.

Quarterly Information

Selected financial information for the last eight quarters ending March 31, 2018 is as follows:

(unaudited)

Quarterly operating results ($000s)	1st Quarter Ended March 31, 2018	4th Quarter Ended December 31, 2017	3nd Quarter Ended September 30, 2017	2nd Quarter Ended June 30, 2017
Revenue	-	-	-	-
Loss for period	(10,676)	(5,206)	(1,535)	(1,715)
Basic loss per share	(0.18)	(0.09)	(0.03)	(0.03)
Diluted loss per share	(0.18)	(0.09)	(0.03)	(0.03)

Quarterly operating results ($000s)	1st Quarter Ended March 31, 2017	4th Quarter Ended December 31, 2016	3rd Quarter Ended September 30, 2016	2nd Quarter Ended June 30, 2016
Revenue	-	-	-	-
Loss for period	(1,831)	(2,598)	(300)	(1,917)
Basic loss per share	(0.03)	(0.05)	(0.01)	(0.04)
Diluted loss per share	(0.03)	(0.05)	(0.01)	(0.04)

The loss for the fourth quarter of 2017 includes significant environmental rehabilitation costs, administrative costs related to bonus remuneration and additional stock-based compensation for year-end option and RSU awards as well as increased deferred tax expense. The other three quarters of 2017 are comparable to the previous four quarters in 2016 as the majority of the current and comparable losses comprised administrative expenses offset by varying income related to the flow through share premiums. In the third quarter of 2016, the Company recorded significant other income related to flow-through shares relative to the expenses incurred in that quarter.

Mineral Interest Activities

In the first quarter of 2018 the Company added an aggregate of $4.3 million of expenditures that were attributed to mineral interests. Cash expenditures were made at KSM (47%), Courageous Lake (41%) and the remainder for Iskut and Snowstorm.

Based on the drilling program completed in 2017, the Company updated its mineral resource estimate for the Iron Cap deposit. Iron Cap is one of four large gold/copper porphyry deposits within the KSM Project. The updated resource estimate incorporated all drilling completed to 2016 plus 10,383 meters of diamond core drilling completed in 2017. The update increased both the size of the resource and the grade and could take a more prominent place in eventual mine planning and has the potential to improve project economics.

Also in the current quarter, the Company commenced preparatory work on the site of what will become a year-round camp at KSM to support ongoing exploration at the site. The work entailed small scale logging on approximately nine hectares of timber in the Mitchell Valley. The site could also facilitate prompt commencement of much larger work programs that would be required to advance any development of the project, once a joint venture partner is obtained.

At Courageous Lake, the Company commenced a planned winter drilling program using two core rigs entailing 7,200 meters of drilling over 36 holes. The program is designed to test seven separate targets along a geophysical and stratigraphic break that hosts the Walsh Lake Deposit which the Company discovered in 2012.

Limited work was carried out at the Iskut Project or the Snowstorm Project in the current quarter. A drilling program is planned for Iskut and KSM, commencing in the second quarter of 2018.

Liquidity and Capital Resources and Subsequent Event

The Company’s working capital position, excluding the flow-through share premium, at March 31, 2018, was $18.3 million, down from $19.6 million at December 31, 2017. Cash and short-term deposits at March 31, 2018 totaled $17 million versus $16.1 million at December 31, 2017. Cash resources, including cash and cash equivalents and short-term deposits, have increased due to the exercise of 530,200 options in the current quarter for proceeds of $6.7 million. The Company however, incurred exploration costs at KSM and Courageous Lake in addition to corporate and administrative costs reducing cash balances.

Subsequent to March 31, 2018, the Company closed a flow-through financing and issued 1,150,000 common shares at $17.16 per common share for gross proceeds of $19.7 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement will be December 31, 2018.

In December 2017, the Company issued 200,000 flow-through common shares at a price of $16.72 per flow-through share for aggregate gross proceeds of $3.3 million. Proceeds of this financing are being used to fund the 2018 Courageous Lake winter drill program. The Company has a remaining commitment related to this financing of $1.9 million.

Also in April and May 2017, the Company closed two financings for gross proceeds of $37.7 million. The first financing was a public offering of 1,100,000 common shares at a price of $14.30 per common share raising gross proceeds of $15.7 million. The second was a financing whereby a syndicate of underwriters purchased 1,100,000 flow-through common shares at a price of $20.00 per flow-through common share for gross proceeds of $22 million. As at March 31, 2018, the Company has a commitment of $3.5 million remaining to spend on qualifying expenditures.

During the current quarter, operating activities, including working capital adjustments, used $1.9 million compared to $3.7 million used by operating activities in the comparative quarter in 2017. In the first quarter of 2017, the Company deposited $1.8 million with tax authorities along with an objection to a reassessment of 2010 and 2011 refunds received under the British Columbia Mineral Exploration Tax Credit program. It is anticipated that the objection will be reviewed in 2018. The balance of the re-assessment remains recorded within accounts payable and accrued liabilities on the statement of financial position as at March 31, 2018. Operating activities in the near-term are not expected to deviate significantly from the current quarter.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut Project to either sell or enter into joint venture arrangements with major mining companies. The Company also continues to dispose of certain non-core mineral interest assets in the U.S.A. as well as various investments deemed no longer strategic to the Company.

Outlook

In 2018, the Company will complete the exploration and drilling program it commenced at Courageous Lake and will commence exploration and drilling programs at both KSM and Iskut. In addition to that work at Iskut, the Company will commence the 2018 portion of the rehabilitation plan at the Johnny Mountain site. A small, preliminary exploration program is also planned at the Company’s new Snowstorm Project.

For KSM, the Company will conduct an exploration program that will follow up on the results of the 2017 drilling at Iron Cap as well as continue to pursue a joint venture partner for the project.

For Iskut, the Company’s exploration objective is to complete the testing of the current understanding of the Quartz Rise lithocap and evaluate the potential for discovery of an epithermal deposit.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework used is Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning on January 1, 2018 and ended on March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of March 31, 2018, that they are appropriately designed and effective and that since the December 31, 2017 evaluation, there have been no material changes to the Company’s disclosure controls and procedures.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding

At May 14, 2018, the issued and outstanding common shares of the Company totaled 59,422,318. In addition, there were 3,088,309 stock options, 62,750 RSUs and 500,000 warrants outstanding. Assuming the conversion of all of these instruments outstanding, there would be 63,073,377 common shares issued and outstanding.

Related Party Transactions

During the three months ended March 31, 2018, other than compensation paid to key management personnel, a private company controlled by an officer was paid $50,100 (2017 - $50,100) for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Standards Implemented or Not Yet Adopted

Accounting standards recently adopted

IFRS 9, Financial instruments, introduced new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018 and the Company applied IFRS 9 on the effective date. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities except for equity securities as described below.

The Company designated its equity securities as financial assets at fair value through other comprehensive income ("FVTOCI"), and are recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income (loss) only and will not be transferred into income (loss) upon disposition. As a result of this change, the Company reclassified $2.3 million of impairment losses recognized in prior years on certain equity securities which continue to be owned by the Company as at January 1, 2018 from opening deficit to accumulated other comprehensive income (loss) on January 1, 2018. As a result of adopting IFRS 9, the net change in fair value of the equity securities, including realized and unrealized gains and losses, if any, is now presented as an item that will not be reclassified subsequently to net earnings in the consolidated statements of comprehensive income (loss). Realized gains and losses on securities derecognized prior to January 1, 2018 have not been restated in comparative periods. As the Company does not have any hedges, the revised approach to hedge accounting had no effect on the financial statements.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) replaced IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The new standard was applied on January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The application of the new standard had no impact on the interim condensed consolidated financial statements as at March 31, 2018.

IFRS 2, Share-based payments amendments (“Amendments to IFRS 2”). The Amendments to IFRS 2 clarify the classification and measurement of share-based payments for cash-settled share-based payment transactions and or for share-based payment transactions with net settlement features for withholding tax obligations and or for any modifications to the terms and conditions of a share-based payment transaction that changes its classification from cash-settled to equity-settled. The Company adopted the amendments on January 1, 2018.

New accounting standards not yet adopted

IFRS 16, Leases (“IFRS 16”) will replace IAS 17 Leases. The new standard requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company plans to apply IFRS 16 on the effective date. The Company will evaluate the impact of the changes to its financial statements based on the characteristics of any leases in place before the effective date and expects to report additional details on the anticipated impact, if any, in subsequent periods.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deferred income tax. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis and any other materials included with them, contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.